Exhibit 2.3

CERTIFICATE OF AMENDMENT

TO

Certificate OF INCORPORATION

OF

CAMPAGNA MOTORS USA, INC.

Campagna Motors USA, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”).

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED: That the Corporation’s Certificate of Incorporation be amended by deleting Article III in its entirety and replacing it with the following:

“ARTICLE III

The aggregate number of shares which the Corporation shall have authority to issue is 7,200,000 shares of capital stock all of which shall be designated “Common Stock” and have a par value of $0.00001 per share.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each eight and one-third (8.33) shares of the Corporation’s Common Stock, whether issued and outstanding or held by the Corporation as treasury stock, is and shall be reclassified, and changed into one (1) a fully paid and nonassessable share of Common Stock shall automatically and without any action of the part of the holders thereof occur (the “Reverse Stock Split”). The par value of the Common Stock shall remain $0.00001 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Reverse Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the unanimous consent of stockholders in lieu of meeting of the Corporation in favor of the amendment was received, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Campagna Motors USA, Inc., has caused this Certificate of Amendment to be executed by the undersigned, its authorized officers, on this 4th day of December 2017.

/s/ André Morissette
André Morissette, Chief Executive Officer and Director